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INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors
Discover Bank

We have examined management's assertion, included in the accompanying "Management's Report on Internal Control Related to Servicing Procedures," that Discover Bank (the "Bank") maintained effective internal control over financial reporting as of November 30, 2001, based on the criteria established in `Internal Control--Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO report"), insofar as such internal control relates to the servicing and financial reporting procedures provided by the Bank to prevent and detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Discover Card Master Trust I, Series: 1993-3, 1994-2, 1995-1, 1995-3, 1996-1, 1996-2, 1996-3,
1996-4, 1997-1, 1997-2, 1997-3, 1998-1, 1998-2, 1998-3, 1998-4, 1998-5, 1998-6,
1998-7, 1999-1, 1999-2, 1999-3, 1999-4, 1999-5, 1999-6, 2000-1, 2000-2, 2000-3,
2000-4, 2000-A, 2000-5, 2000-6, 2000-7, 2000-8, 2000-9, 2001-1, 2001-2, 2001-3,
2001-4, 2001-5 and 2001-6 (the "Trust") under Sections 3.03, 4.03, 4.04, 4.05, and 8.07 of the Pooling and Servicing Agreement, dated October 1, 1993, as amended; and Sections 9, 13 and 14 of the Series Supplements, dated November 23, 1993; October 14, 1994; April 19 and September 28, 1995; January 18, January 29, February 21, and April 30, 1996; and August 26, October 15 and October 23, 1997; January 14, March 4, March 25, April 9, June 12, July 30 and November 12, 1998; February 9, March 10, April 6, April 27, June 15, and December 14, 1999; January 27, March 14, April 4, May 10, May 22, June 6, June 19, June 20, October 24 and December 19, 2000; January 4, January 16, March 15, April 17, May 24 and July 24, 2001, respectively, as amended (the "Agreement"). Management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Bank maintained effective internal control over financial reporting as of November 30, 2001, insofar as such internal control relates to the servicing and financial reporting procedures provided by the Bank, to prevent and detect misstatements due to error or fraud in


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amounts that would be material in relation to the assets of the Trust under the
Agreement, taken as a whole, is fairly stated, in all material respects, based on the criteria established in the COSO report.

This report is intended solely for the information and use of the Board of Directors and management of the Bank, U.S. Bank National Association as Trustee, the Rating Agencies, and the Investor Certificateholders, and is not intended to be and should not be used by anyone other than these specified parties.


                                                      /s/ Deloitte & Touche LLP



January 11, 2002


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